Exhibit 1

Media release

6 April 2004

Westpac Completes USD 525 million Tier 1 Securities Offer

Westpac Banking Corporation today closed its offer of USD525 million Tier 1 hybrid capital securities.

The securities were sold outside New Zealand and Australia, primarily to US institutional investors. The securities pay a fixed rate in US dollars of 5.256% p.a. for 12 years after which time the rate resets to a margin above LIBOR.

The offer received strong interest from US investors with over 90 investors participating in the transaction.  This is Westpac’s third hybrid capital security issued in this market, further broadening its investor base in the US.  The offering was priced with a re-offer of 140bps over the 10 year US treasuries benchmark.  The transaction provides additional regulatory capital and further enhances the operating flexibility of the Bank over a longer term.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411